

DIVISION OF

CORPORATION FINANCE

March 3, 2010

Mr. Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation
25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

> **Re:** **Credit Acceptance Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-20202**

Dear Mr. Booth:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief